EXHIBIT 99.1

Hydro submits PDO for gas export from Njord

On Monday 15 November, Hydro and its partners in the Njord license submit a plan for development and operation (PDO) for gas export from the Njord field to the Ministry of Petroleum and Energy.

The Hydro-operated Njord field in the Norwegian Sea will be upgraded for a total of NOK 1.6 billion, NOK 1.15 billion of which is accounted for by the PDO investments.

If the plan is approved, the oil-producing field will become a gas exporter, at the same time as new production wells will ensure that oil production can continue for as long as possible. The annual gas volume will be around 2.2 billion Sm3.

"Njord has been an important oil producer for Hydro since September 1997. Gas export will bring the field into a new phase. The plan is to invest in equipment for gas export and drill more production wells to keep up oil production once the pressure in the reservoir falls," says field manager Erik Abrahamsen.

New pipeline

Before gas export starts on 1 October 2007, a gas drying unit must be installed in the process plant. A new pipeline will also be laid between the platform and Asgard Transport on Halten Bank.

The gas will be transported via the Asgard Transport pipeline to the Karsto gas processing plant before export to the European markets.

New drilling program

"The drilling program will start in December. We hope this will increase the field's reserves," says Abrahamsen.

Hydro will also try out new technology - narrow hole drilling through production tubing - in this drilling campaign. Narrow hole drilling reduces drilling costs, which means that the partners can drill more production wells and achieve more efficient recovery from the reservoir. A target of increasing the rate of recovery from 20 to 30 percent has been set.

Facts about the Njord field:

Location: 130 kilometers northwest of Kristiansund
Installations: The semi-submersible steel platform Njord A and the oil storage vessel Njord Bravo, which is normally remote controlled from the platform
Wells: Prior to the forthcoming drilling campaign, the field has 11 oil production wells and four gas injection wells
Reservoir: The field has a complex reservoir with both horizontal and vertical barriers

Partners:
Hydro (operator) 20.00%
Gaz de France 20.00%
ExxonMobil 20.00%
E.ON Ruhrgas 15.00%
Paladin 15.00%
Petoro 7.50%
OER 2.50%

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Contact:

Gisle Johanson
Telephone: +47 55 99 56 16
Cellular: +47 41 44 00 50
E-mail: Gisle.Johanson@hydro.com